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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     FORM 12b-25
                                                                   [STAMP]
                             NOTIFICATION OF LATE FILING



                                                     Commission File Number 0-45
                                                       Cusip Number 822440 10 3


(CHECK ONE)

/X/ Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K / / Form 10-Q and Form 10-QSB / / Form N-SAR

     For period ended August 28, 1998

     / /  Transition Report on Form 10-K and Form 10-KSB
     / /  Transition Report on Form 20-F
     / /  Transition Report on Form 11-K
     / /  Transition Report on Form 10-Q and Form 10-QSB
     / /  Transition Report on Form N-SAR

     For the Transition Period ended ______________________________________

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:___________________
________________________________________

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                                        PART I
                                REGISTRANT INFORMATION

Full Name of Registrant    Sheldahl, Inc.
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Former Name if Applicable
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Address of Principal Executive Office (STREET AND NUMBER)   1150 Sheldahl Road
                                                          ----------------------

City, State and Zip Code Northfield, Minnesota  55057
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                                       PART II
                                RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                       PART III
                                      NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     Subsequent to year end, the Registrant made a redemption payment to a holder of its Series B Convertible Preferred Stock. Because of this redemption, the Registrant failed to be in technical compliance with the covenants it has with its lenders. In order to waive the Registrant's noncompliance, the lenders are requiring the Registrant to renegotiate the covenants in its agreements with the lenders. This renegotiation is ongoing and affects the Registrant's ability to finalize the disclosure, the financial statements and the notes thereto included in its Annual Report on Form 10-K for the fiscal year ended August 28, 1998. The Registrant reasonably expects to file its Annual Report on Form 10-K for the fiscal year ended August 28, 1998 no later than the fifthteenth calendar day following the due date, in accordance with Rule 12b-25(b)(2)(ii).

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                                       PART IV
                                  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

       John V. McManus                           (507) 663-8337
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           (Name)                         (Area code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           /X/  Yes      / /  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           / /  Yes      /X/  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant announced results for the year ended August 28, 1998 on October 21, 1998.

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                                    SHELDAHL, INC.
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                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 26, 1998             By      /s/ John V. McManus
                                     -----------------------------------------
                                   John V. McManus, Vice President - Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (SEE U.S.C. 1001).

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